April 2, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Edwin Kim, Attorney-Advisor

Re:	NantHealth, Inc.

Registration Statement on Form S-3

Filed March 16, 2018

File No. 333-223744

Acceleration Request

Requested Date:            April 4, 2018

Requested Time:           4:30 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NantHealth, Inc. (the “Company”) hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-223744) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Daniel L. Horwood at (858) 350-2313.

[Signature page follows]

* * * *

Sincerely,

NANTHEALTH, INC.

/s/ Brandon Villery

Brandon Villery

General Counsel, NantHealth, Inc.

cc:	Jan Woo, Securities and Exchange Commission

Martin J. Waters, Wilson Sonsini Goodrich & Rosati, P.C.

Daniel L. Horwood, Wilson Sonsini Goodrich & Rosati, P.C.